SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  01 July 2004


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 01 July 2004 re: Blocklisting Interim Review



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS
AVS No:

               Please ensure the entries on this return are typed


1. Name of company
Lloyds TSB Group plc

2. Name of scheme
Lloyds TSB Group Shareplan

3. Period of return:
From       1st January 2004                          To     30th June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
453,591 ordinary shares of 25p each at 1st January 2004 plus 1,320,000 shares blocklisted since then (see 7 below)



5. Number of shares issued / allotted under scheme during period:
1,339,238

6. Balance under scheme not yet issued / allotted at end of period
434,353

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;


Ordinary shares of 25p each  Blocklisted on

1,100,000                    20th June 2003

440,000                      22nd September 2003

440,000                      20th October 2003

440,000                      20th November 2003

440,000                      22nd December 2003

440,000                      20th January 2004

440,000                      22nd March 2004

440,000                      20th April 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records
5,595,855,711


Contact for queries
Name              Sharon Slattery
Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN
Telephone         020 7356 1034

Person making the return
Name              Sharon Slattery
Position          Senior Assistant Secretary
Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS
AVS No:

               Please ensure the entries on this return are typed


1. Name of company
Lloyds TSB Group plc

2. Name of scheme
Lloyds Bank senior executives' overseas share option scheme 1987

3. Period of return:
From       1st January 2004                          To     30th June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
35,152 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:
Nil

6. Balance under scheme not yet issued / allotted at end of period
35,152

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
450,418 ordinary shares of 25p each blocklisted on 19th January 1996.

Please confirm total number of shares in issue at the end of the period in order for us to update our records
5,595,855,711


Contact for queries
Name              Sharon Slattery
Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN
Telephone         020 7356 1034

Person making the return
Name              Sharon Slattery
Position          Senior Assistant Secretary
Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS
AVS No:

               Please ensure the entries on this return are typed


1. Name of company
Lloyds TSB Group plc

2. Name of scheme
Lloyds Bank senior executives' UK share option scheme 1987

3. Period of return:
From       1st January 2004                          To     30th June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
122,567 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:
71,656

6. Balance under scheme not yet issued / allotted at end of period
50,911

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
10,429,833 ordinary shares of 25p each blocklisted on 19th January 1996.

Please confirm total number of shares in issue at the end of the period in order for us to update our records
5,595,855,711


Contact for queries
Name              Sharon Slattery
Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN
Telephone         020 7356 1034

Person making the return
Name              Sharon Slattery
Position          Senior Assistant Secretary
Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS
AVS No:

               Please ensure the entries on this return are typed


1. Name of company
Lloyds TSB Group plc

2. Name of scheme
Lloyds TSB Group executive share option scheme

3. Period of return:
From       1st January 2004                          To     30th June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
516,569 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:
82,940

6. Balance under scheme not yet issued / allotted at end of period
433,629

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
4,000,000 and 1,895,000 ordinary shares of 25p each blocklisted on 10th April 1995 and 6th August 1997, respectively.

Please confirm total number of shares in issue at the end of the period in order for us to update our records
5,595,855,711



Contact for queries
Name              Sharon Slattery
Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN
Telephone         020 7356 1034

Person making the return
Name              Sharon Slattery
Position          Senior Assistant Secretary
Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS
AVS No:

               Please ensure the entries on this return are typed


1. Name of company
Lloyds TSB Group plc

2. Name of scheme
Lloyds TSB Group plc senior executives' share option scheme 1996

3. Period of return:
From       1st January 2004                          To     30th June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
1,229,000 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:
nil

6. Balance under scheme not yet issued / allotted at end of period
1,229,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
3,003,000 ordinary shares of 25p each blocklisted on 6th August 1997.

Please confirm total number of shares in issue at the end of the period in order for us to update our records
5,595,855,711


Contact for queries
Name              Sharon Slattery
Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN
Telephone         020 7356 1034

Person making the return
Name              Sharon Slattery
Position          Senior Assistant Secretary
Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS
AVS No:

               Please ensure the entries on this return are typed


1. Name of company
Lloyds TSB Group plc

2. Name of scheme
Lloyds TSB Group No. 1 executive share option scheme 1997

3. Period of return:
From       1st January 2004                          To     30th June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
1,382,960 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:
nil

6. Balance under scheme not yet issued / allotted at end of period
1,382,960

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
500,000 and 900,000 ordinary shares of 25p each blocklisted on 30th June 1998 and 11th June 2001, respectively.

Please confirm total number of shares in issue at the end of the period in order for us to update our records
5,595,855,711





Contact for queries
Name              Sharon Slattery
Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN
Telephone         020 7356 1034

Person making the return
Name              Sharon Slattery
Position          Senior Assistant Secretary
Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS
AVS No:

               Please ensure the entries on this return are typed


1. Name of company
Lloyds TSB Group plc

2. Name of scheme
Lloyds TSB Group No. 2 executive share option scheme 1997

3. Period of return:
From       1st January 2004                          To     30th June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
7,676,182 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:
nil

6. Balance under scheme not yet issued / allotted at end of period
7,676,182

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
1,800,000 and 6,000,000 ordinary shares of 25p each blocklisted on 30th June 1998 and 11th June 2001, respectively.

Please confirm total number of shares in issue at the end of the period in order for us to update our records
5,595,855,711





Contact for queries
Name              Sharon Slattery
Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN
Telephone         020 7356 1034

Person making the return
Name              Sharon Slattery
Position          Senior Assistant Secretary
Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS
AVS No:

               Please ensure the entries on this return are typed


1. Name of company
Lloyds TSB Group plc

2. Name of scheme
Lloyds TSB Group staff sharesave scheme

3. Period of return:
From       1st January 2004                          To     30th June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
6,118,341 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:
384,315

6. Balance under scheme not yet issued / allotted at end of period
5,734,026

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
75,000,000 ordinary shares of 25p each blocklisted on 6th August 1997.

Please confirm total number of shares in issue at the end of the period in order for us to update our records
5,595,855,711





Contact for queries
Name              Sharon Slattery
Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN
Telephone         020 7356 1034

Person making the return
Name              Sharon Slattery
Position          Senior Assistant Secretary
Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS
AVS No:

               Please ensure the entries on this return are typed


1. Name of company
Lloyds TSB Group plc

2. Name of scheme
Lloyds TSB Group sharesave scheme 1997

3. Period of return:
From       1st January 2004                          To     30th June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
36,333,338 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:
240,140

6. Balance under scheme not yet issued / allotted at end of period
36,093,198

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
13,890,874 and 50,000,000 ordinary shares of 25p each blocklisted on 10th December 1997 and 11th June 2001, respectively.

Please confirm total number of shares in issue at the end of the period in order for us to update our records
5,595,855,711





Contact for queries
Name              Sharon Slattery
Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN
Telephone         020 7356 1034

Person making the return
Name              Sharon Slattery
Position          Senior Assistant Secretary
Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS
AVS No:

               Please ensure the entries on this return are typed


1. Name of company
Lloyds TSB Group plc

2. Name of scheme
Lloyds Bank staff savings-related share option scheme 1990

3. Period of return:
From       1st January 2004                          To     30th June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
11,819,484 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:
Nil

6. Balance under scheme not yet issued / allotted at end of period
11,819,484

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
116,515,105 ordinary shares of 25p each blocklisted on 19th January 1996.

Please confirm total number of shares in issue at the end of the period in order for us to update our records
5,595,855,711





Contact for queries
Name              Sharon Slattery
Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN
Telephone         020 7356 1034

Person making the return
Name              Sharon Slattery
Position          Senior Assistant Secretary
Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS
AVS No:

               Please ensure the entries on this return are typed


1. Name of company
Lloyds TSB Group plc

2. Name of scheme
Lloyds TSB Group option rollover scheme 1997

3. Period of return:
From       1st January 2004                          To     30th June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
123,683 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:
nil

6. Balance under scheme not yet issued / allotted at end of period
123,683

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
1,580,373 and 2,000,000 ordinary shares of 25p each blocklisted on 5th March 1997 and 30th June 1998, respectively.

Please confirm total number of shares in issue at the end of the period in order for us to update our records
5,595,855,711





Contact for queries
Name              Sharon Slattery
Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN
Telephone         020 7356 1034

Person making the return
Name              Sharon Slattery
Position          Senior Assistant Secretary
Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     01 July 2004